UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended

December 31, 2023

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-1803091

(I.R.S. Employer Identification No.)

707 W. 700 S, Suite 101, Woods Cross, UT 84087

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Company makes statements in this annual report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that the Company expresses or implies in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, the Company cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

PART II

Item 1.Business

Overview

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI”, the “Company”, “we” or “us”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling and production of oil from asphalt shingles is expected to reduce the dependence of the American economy on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We intend to retrofit the PR Spring Facility to recycle waste asphalt shingles using our ECOSolv technology and produce oil and asphalt paving aggregate from our bitumen deposit.

We also plan to develop a modular asphalt shingle recycling facility (“ASR Facility”), which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.” We have three wholly-owned subsidiaries: 2020 Resources LLC (“2020 Resources”), 2020 Resources (Canada) Ltd. (“2020 Canada”), and Foreland Refining Corporation (“Foreland”).

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (referred to in this Offering Circular as the “PR Spring Facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada.

The PR Spring Facility

Construction of the PR Spring Facility completed in 2019 and originally utilized a hybrid water/biosolvent recovery system for the separation of oil from oily sands and asphalt sludge. This process has since been shown to be uneconomic in the current environment and to use significant amounts of water. The retrofitting of the facility to process both waste asphalt shingles and to remediate oil saturated surface oil sands will utilize a proprietary benign petroleum-based solvent (“ECOSolv”) formulation for recovery, requiring very little to no water in the process. This same solvent process has been demonstrated in bench tests to be effective in the separation of waste asphalt shingles into its base components of oil, sand and fiberglass.

We intend to retrofit the PR Spring Facility to utilize our ECOSolv process to recycle waste asphalt shingles into crude oil and clean solids, and to produce oil and asphalt paving aggregate from its bitumen deposits.

We also plan to develop a modular asphalt shingle recycling facility design which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

The ECOSolv Process

Under the ECOSolv process, mined oil sands or WAS Pellets are crushed and then mixed with a proprietary hydrocarbon-based waterless solvent and heated and agitated in a mixing vessel into a slurry. The solvent “washes” the sand clean and separates the sand from the pre-oil liquid asphalt. The freed ‘pre-oil’ is then processed during the separation stage and various products can be produced – WTI market bitumen, heavy oil or heavy crude oil. The solvent is extracted by separation, distillation and evaporation processes and is captured for re-use in the closed loop system, leaving clean heavy oil behind ready for sale. Separation of the sand is done by mechanical drying units, which evaporate and capture the solvent for reuse, leaving behind clean sand.

Bench testing for oil recovery from waste asphalt shingles was performed using samples containing 22% to 25% weight saturation asphalt bitumen content. The samples were processed using our ECOSolv process and resulted in an end product containing, on average, 20.8% bitumen and less than 1% solvent, implying a hydrocarbon recovery factor of up to 95% and solvent recovery of up to 99%.

PR Spring Asphalt Bitumen Leases

2020 Resources holds a 100% undivided interest in three contiguous asphalt bitumen leases (the “PR Spring Leases”) covering approximately 5,930 acres in the PR Spring region of Uintah County, Utah. The leases were issued by the State of Utah’s School and Institutional Trust Land Administration (“SITLA”) and requires payment of annual rent of $6,380 per year and minimum royalties of $63,800 per year. Once production from the bitumen deposit begins production royalties will be paid at 6.5% of gross sales per year.

The PR Spring oil sands deposit is located along the southeast flank of the Uinta Basin, formed during late Cretaceous and Early Tertiary Period. The deposit is within the Eocene-aged Green River Formation of the Douglas Creek Member. In general, the sands thicken to the southeast, closer to their source, becoming increasingly finer-grained and carbonate rich to the north and northwest.

The location of the project is amongst rugged topography, meaning the overburden thickness of the oil-saturated sands is highly variable. This variability directly affects the total volume to bitumen in-place calculations across the property. The target deposit is topographically high, which has resulted in erosion of much of the non-reservoir overburden. The mine pits have been proposed in an ideal location where the target resource is very shallow and thick with minimal overburden and outcropping at the surface in some locations. Well data in the mine pits is very dense and high quality, with 70 core holes in the Phase 1 mine pit locations and over 180 cored wells across PR Spring acreage. A detailed understanding of the reservoir can be achieved by analysis of this data.

Foreland Refining Corporation - Eagle Springs Refinery

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The refinery has a “name plate” production capacity of 4,500 barrels per day (“bpd”), but over the past 2 – 3 years has produced an average of 1,500 barrels per day due to local constrained supply of heavy and light oil and past issues with logistics due to COVID-19 related work restrictions. In addition to securing additional crude oil from local producers, management anticipates that the heavy oil produced at PR Spring will be refined at the Eagle Springs Refinery, resulting in increased production and revenues and higher efficiencies across the production chain.

The refinery’s major processing units include crude oil distillation, catalytic cracker, naphtha hydrotreating, and reforming units, which produce diesel, vacuum gas oil, naphtha, asphalt paving oil and other associated refined products.

Feedstock crude oil, consisting largely of heavy sulfur-heavy oil, is sourced from local producers in Nevada and Utah as well as other North American sources. All of the crude oil is delivered to the refinery by truck. Refined products are transported by third parties to wholesale, bulk, and retail customers primarily across Nevada, Utah and California and other North American jurisdictions.

Crude oil is received into the refinery tank farm and crude oil terminals, which include over 29,500 barrels of oil storage. The crude oil is processed through various refining units into products and where they are stored in the refinery’s approximately 73,800 barrels of refined product specific tankage.

Revenue Streams

Foreland produces diesel, vacuum gas oil, naphtha and asphalt paving liquids, which is then sold through short-term and long-term contracts to our established long-term customers and on the spot market.

The PR Spring Facility, once operational, is expected to produce asphalt paving aggregate, a low-sulfur heavy oil product from mined bitumen sands and from remediated asphalt shingles to be sold to and refined by the Eagle Springs Refinery, and cleaned sand.

Products anticipated to be derived from the recycling of waste asphalt shingles include liquid asphalt cement, shingle granules and sand aggregate, limestone and fiberglass, which can be sold back to asphalt paving companies or shingle manufacturers.

Reserves

We do not have any proven reserves on our bitumen leases at PR Spring, primarily due to the fact that our ECOSolv process, which we will use to produce oil from the bitumen leases, has not been used in a commercial setting.

ASR Facilities

The first complete     ASR Facility is intended to be built in 2024 and operated in partnership with or at a standalone owned and operated construction and demolition waste management facility. We believe that this will provide us with a steady supply of waste shingle feedstock, allow for quality control and collection of tipping fees. Discussions with other suitable facilities with existing waste shingle stockpiles are underway.

We have completed the design of the ASR Facility front end, which grinds and mills the shingle feedstock and in the process extracts and separates the granules and sand and presses the remaining bitumen and solids into pellets for ease of transportation. We have fabricated and intend  to deploy and commission the first ASR Facility front end in the first half of 2024 and two more front ends in the first half of 2025. Processed WAS pellets from the front-end modules will initially be shipped to the PR Spring Facility for secondary remediation while “back end” modules are developed and fabricated to allow for petroleum separation using the ECOSolv process and for complete on-site remediation.

We believe that the ASR Facility design will be capable of remediating waste asphalt shingles into their basic components – asphalt cement, shingle granules, sand aggregate, limestone and fiberglass – utilizing the ECOSolv separation process. These components will be sold for use as binding material and tar coat to the asphalt paving industry or to roofing shingle manufacturers. Our business plans call for the construction and operation of five or more ASR Facilities during the next five years.

We have identified target markets across the United States, with the potential to scale regionally to Virginia, Vermont, Alabama, Florida, and Maryland before addressing larger markets such as California, Oregon, and Washington State.

Waste Asphalt Shingle Market

According to a report by the United States Environmental Protection Agency titled “Advancing Sustainable Materials Management: Assessing Trends in Materials Generation and Management in the United States” dated December 2020, about 15.1 million tons of waste shingles are generated annually. Waste asphalt shingles amount to about 2.5 percent of the total building-related waste in the U.S. Over 96 percent of these waste shingles end up in landfills, occupying over 23 million cubic yards of space1.

This waste stream is expected to increase. Consider that four-out-of-five homes in the U.S. are roofed with asphalt shingles2 and that April 2022 saw the highest annualized housing starts (over 1.8 million single family dwellings) since 20063. Also consider that on average, nearly 5 million homes are reroofed each year4, each roof being comprised of 3,500 to 6,000 pounds (1.5 to 3 tons) of asphalt shingles5. U.S. demand for residential roofing is projected to rise 0.7% per year to reach 164.1 million squares (20.5 million tons) in 20246.

Asphalt shingles cannot be composted. Given that asphalt shingles are manufactured from refined petroleum, incineration would result in the emission of gases hazardous to human health. By contrast, every ton of asphalt shingles that are recycled reduces the need for virgin oil by two barrels7.

According to an industry survey8 conducted by the National Asphalt Pavement Association (NAPA) in 2021, use of recycled asphalt shingles (“RAS”) in asphalt mixtures increased by approximately 8 percent, from an estimated 586,000 tons in 2020 to 630,000 tons in 2021. It was further estimated by NAPA that a total of 921,000 tons of     RAS was used in asphalt mixtures during the 2021 construction season, which is estimated to have reduced the need for 126,000 tons of asphalt binder (equal to over 690,000 barrels) and about 315,000 tons of aggregate with a total estimated value of more than $69 million. Reclaiming 395,000 tons of unprocessed RAS for future use saved about 240,000 cubic yards of landfill space, and more than $21 million in gate fees for disposal in landfills.

States and local agencies around the U.S. are beginning to see the advantage of using    RAS in road infrastructure projects on county, city and state roads9. They are using RAS in aggregate base courses and for granular base stabilization on local roads. Paving contractors in many states

1 420 lbs of shingles occupies 1 cubic yard. https://www.epa.gov/sites/default/files/2021-01/documents/2018_ff_fact_sheet_dec_2020_fnl_508.pdf

2 https://www.asphaltroofing.org/frequently-asked-questions

3 https://tradingeconomics.com/united-states/housing-starts

4  https://www.rubyhome.com/blog/roofing-stats/

5 https://www.saferoofing.ca/resource/roofing-cost-2023/

6 https://www.principiaconsulting.com/2022/08/10/residential-roofing-market-size/

7 https://www.networx.com/article/asphalt-shingle-recycling-facts-and-figu

8 https://www.asphaltpavement.org/uploads/documents/WMA%20Survey/Annual_Reports/IS138-2021_RAP-RAS-WMA_Survey_508_-_WITH_APPENDICES.pdf pg 26

9 https://www.asphaltpavement.org/uploads/documents/WMA%20Survey/Annual_Reports/IS138-2021_RAP-RAS-WMA_Survey_508_-_WITH_APPENDICES.pdf pg 31

are using RAS for parking lots, private driveways and in HMA mixes for varied purposes such as patching and temporary roads10. The most promising future market may be local governments. Over the last ten years, Minnesota DOT has been doing laboratory and field tests with RAS on hiking and biking trails and on town and county road sections, with positive results11. Georgia DOT has also experienced good results using RAS on local roads to the extent that they have modified their HMA specifications to allow for 5 percent waste shingles in the total mix12.

The Oil Sands Market

As an unconventional hydrocarbon resource, oil sands (or bitumen) hold hundreds of billions of barrels of oil on a worldwide basis13. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits14, the United States also has large oil sands resources that can be developed15. In a 2007 Report entitled “A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)” (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the “2007 Report”16), the authors reported the following estimates, which estimates were based upon source material published in 1979, 1987 and 1993:

•The United States has an estimated 76 billion barrels of oil-in-place (OIP) from bitumen and heavy oil contained in oil sands resources (OIP are not estimates of reserves or recoverable resources).

•In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits.

A substantial part of the oil sands deposits in the PR Spring Leases are accessible through outcroppings or in shallow depths with limited or no overburden. In our view, the location and accessibility of oil sands deposits at PR Spring creates an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in  crude oil production in countries such as Venezuela, Russia and the Ukraine17 makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract heavy oil and bitumen from the oil sands deposits in an economical and environmentally responsible manner. To that end, Sky Quarry aims to develop its oil sands leases in an economically and environmentally responsible manner.

10 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

11 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

12 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

13 https://web.archive.org/web/20070402100135/http://www.worldenergy.org/wec-geis/publications/default/tech_papers/17th_congress/3_1_04.asp

14 https://www.blm.gov/programs/energy-and-development/mining-and-minerals/oil-shale-and-tar-sands

15 https://www.energy.gov/ceser/articles/secure-fuels-domestic-resources-oil-shale-and-tar-sands

16 https://collections.lib.utah.edu/details?id=213918

17https://www.eia.gov/outlooks/steo/report/global_oil.php; https://tradingeconomics.com/ukraine/crude-oil-production

Asphalt Paving Sales Market

Asphalt is a key infrastructure construction material noted for its durability, flexibility, and ability to withstand adverse weather conditions. Asphalt is widely used for resurfacing projects to extend the lifespan of existing infrastructure and to repair cracks, potholes, and deterioration. The asphalt market is driven by the demand for road infrastructure development, maintenance, and repair.

The paving infrastructure industry is seeing progress in the adoption of asphalt technologies aimed at elevating performance, durability, and sustainability, including the use of polymer-modified asphalt and warm mix asphalt, and the use of asphalt shingles and reclaimed asphalt pavement. For example, Missouri Department of Transportation reports that blending asphalt shingles to its hot mix asphalt results in a very durable, more-rut resistant asphalt at a much lower price, and that by using RAS  , the department reduces the amount of liquid asphalt in a mix design by 20 percent to 25 percent18. Together, these innovations strive to extend the longevity, environmental impact, and durability of paving asphalt and to reduce the demand for virgin materials and promoting circular economy principles.

Recent favorable economic developments are expected to further boost overall activity and revenue in the construction industry where Federal and State government departments are investing in infrastructure projects such as highway or roadway repair, bridge and road construction and rehabilitation.

U.S. Infrastructure Bill

On November 15, 2021, President Biden signed into law a $1.2 trillion bipartisan package for new federal investments in America’s infrastructure over five years, including money for roads, bridges, mass transit, rail, airports, ports and waterways. Over $110 billion of new funds is allocated toward improving the nation’s roads and bridges, and investments in other major transportation programs19.

Under the infrastructure package, $2.6 billion will be invested in roads and bridges in Utah over the next five years20. Projects scheduled to start or already under construction in 2023 include a brand-new highway, new interchanges, widened freeways and highways, new paths for pedestrians and cyclists, maintenance to keep roads and bridges in good condition and improved access to a new state park. Under that same infrastructure package, California will receive $28.2 billion to build and repair more than 14,220 miles of highways and 1,536 bridges over five years21.

Oil Refining and Sales Market

The process of converting crude oil into usable products is called refining. Refining is part of the midstream sector, one of the three main components of the oil and gas industry. The most commonly made product from one barrel of crude oil is motor fuel, particularly gasoline and diesel. Processed crude oil has a wide array of uses. Apart from being turned into transportation fuels, it is also a major feedstock in the petrochemical industry and the building block for plastics as well as

18 https://www.sciencedirect.com/science/article/abs/pii/S0950061813007678

https://www.modot.org/roofs-roads

19 https://www.nytimes.com/2021/11/15/us/politics/biden-signs-infrastructure-bill.html

20 https://www.whitehouse.gov/wp-content/uploads/2023/05/Utah-Fact-Sheet-May.pdf

21 https://www.whitehouse.gov/wp-content/uploads/2023/02/California-Fact-Sheet-E3.pdf products associated with infrastructure markets. Oil refineries across the world extracted over 95 million barrels of crude oil per day in 202222. US Oil production was at an all-time high in 201923, largely due to greater demand by the mobility sector and industrial growth. As the gasoline and diesel retail market is one of the most important customers for refineries, the coronavirus pandemic and resulting mobility restrictions greatly affected profit margins of refiners around the world24. At the end of 2022, eight major refineries in the U.S. were returned to service after being retrofitted to bio-fuel outputs with a further six refineries currently offline expected to come onstream by the end of 202325. Our sustainable waste energy portfolio will leverage both crude oil with a blended waste to energy oil from waste asphalt shingles that we expect to benefit from the growing demand for refined oil.

According to a 2022 report produced by the International Energy Agency (“IEA”), global oil consumption, given current government policies, will rise from 94 million barrels per day in 2021 to an estimated 103 million barrels per day by 2030 and then remain at or near that level until 205026.

The U.S. continues to be an important global supplier of crude oil and natural gas and has seen increased demand in local crude and refined oil products due to the national infrastructure projects that have been approved and initiated.

Regulation

OSHA and Other Laws and Regulations.

We are subject to the requirements of the Federal Occupational Safety and Health Act27 (“OSHA”), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 199028 (“OPA”) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we are in compliance with the OPA and the federal regulations promulgated thereunder in the conduct of our operations.

22 https://www.statista.com/statistics/265203/global-oil-production-in-barrels-per-day/

23 https://www.eia.gov/todayinenergy/detail.php?id=43015

24 https://www.afpm.org/newsroom/blog/refinery-earnings-are-why

25 https://www.mckinsey.com/industries/oil-and-gas/our-insights/converting-refineries-to-renewable-fuels-no-simple-switch

26 https://iea.blob.core.windows.net/assets/830fe099-5530-48f2-a7c1-11f35d510983/WorldEnergyOutlook2022.pdf  pg 329

27 https://www.osha.gov/laws-regs/oshact/completeoshact

28 https://www.govinfo.gov/content/pkg/COMPS-2991/uslm/COMPS-2991.xml

Clean Water Act.

The Federal Water Pollution Control Act29 (“Clean Water Act”) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewater to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

Intellectual Property

We hold the following patents and patent applications:

ID Type	Patent Name	Filing Date
Patent 2578873	Removal of hydrocarbons from particulate solids (CANADA)	December 11, 2012
Patent 8758601B2	Removal of hydrocarbons from particulate solids (USA)	July 24, 2014
Patent 10184084B2	Oilsands processing using inline agitation and an inclined plate separator (USA)	January 22, 2019
Application 3028202 (1)	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities using non-miscible solvents and centrifuge processing (CANADA)	December 20, 2018
Application 2017/ 0306242 A1 (1)	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (USA)	October 26, 2017

(1)Patent applications are currently under review and may not be renewed if they have no practical application under the new solvent-based recovery system being contemplated.

Our ECOSolv process is protected as a trade secret.

Agreement with JP Morgan

On June 21, 2021, our stockholders unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and us on September 24, 2020, and approved a governance agreement between us and JP Morgan, which grants to JP Morgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of our business, (b) a grant of certain stock options or restricted stock, (c) our entry into certain employment or compensation agreements, (d) the incurrence by us of more than $500,000 of debt, (e) our entry into a related party agreement, (f) a sale transaction, (g) a loan by us in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by us in excess of $500,000;

•Board of Director observation rights;

29 https://www.epa.gov/sites/default/files/2017-08/documents/federal-water-pollution-control-act-508full.pdf

•the right to receive certain quarterly and annual financial statements from us; and

•certain inspection rights so long as JP Morgan owns at least 10% of our outstanding shares of common stock.

See “Description of Securities-Preferred Stock”.

Employees

We currently have approximately 26 full-time employees and approximately 7 part-time employees and/or contractors.

Offices

Our corporate headquarters are located in Woods Cross, Utah, where we lease office space at 707 W. 700 S, Suite 101. We do not currently have other leased offices.

All of our senior executives including our Chief Executive Officer and Executive Chairman, VP Finance and VP Business Development work remotely.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of our operations.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with and is qualified in its entirety by and should be read together with our financial statements and the related notes thereto appearing elsewhere in this Offering Circular. This discussion contains certain forward-looking statements that involve risks and uncertainties, as described under the heading “Forward-Looking Statements”. Actual results could differ materially from those projected in the forward-looking statements.

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split  instead received one additional share of our common stock in lieu of the fractional share. The   Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per-share amounts reflected throughout the consolidated financial statements have not been adjusted to reflect the Reverse Stock Split.

Overview

We are an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling of asphalt shingles is expected to reduce the dependence on landfills for the removal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We have developed a process for separating oil from oily sands and other oil-bearing solids utilizing a proprietary solvent which we refer to as our ECOSolv technology or the ECOSolv process. The solvent is used in a closed-loop distillation and evaporation circuit which results in over 99% of the solvent being recoverable for continuous reuse and requires no water. The solvent has demonstrated oil separation rates of over 95% in bench testing using samples of both mined crushed ore and ground asphalt shingles.

We intend to retrofit the PR Spring Facility, located in southeast Utah (as defined below) to recycle waste asphalt shingles using our ECOSolv technology,  to produce and sell oil as well as asphalt paving aggregate mined from our bitumen deposit.

We also plan to develop a modular ASR Facility which can be deployed in cities with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.”. Sky Quarry is a holding company and has no operations. The purpose of the holding company is to maintain ownership over our subsidiaries, create management efficiencies and establish an organizational structure to facilitate the potential acquisition of other businesses within or complementary to our industry.

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (the “PR Spring facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The acquisition of Foreland was immediately accretive to our revenues and cash flow and provides a strong base for growth. We believe the acquisition is a strategic fit and will form an important role in the future enabling us to vertically integrate the production and refining of oil from waste materials to energy in a sustainable and efficient manner.

Our Financial Condition and Going Concern Issues

As a result of our financial condition, we have included in our financial statements for the years ended December 31, 2023 and 2022, a note indicating that there is significant doubt about the Company’s ability to continue as a going concern. The opinion from our independent registered public accounting firm for those statements also includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern. From inception (June 4, 2019) through December 31, 2023, we have incurred accumulated net losses of $9,239,578. In order to continue as a going concern we must effectively balance many factors and generate more revenue so that we can fund our operations from our sales and revenues. If we are not able to do this, we may not be able to continue as an operating company. At our current revenue and burn rate, we have an immediate cash need, and thus we must raise capital by issuing debt or through the sale of our stock. However, there is no assurance that our existing cash flow will be adequate to satisfy our existing operating expenses and capital requirements.

Results of Operations for the Years Ended December 31, 2023 and 2022

Introduction

We had net sales of $50,731,889 for the year ended December 31, 2023, as compared to $16,287,407 for the year ended December 31, 2022, an increase of $34,444,482, or over 211%. Our cost of goods sold was $47,831,980 for the year ended December 31, 2023, as compared to $12,631,272 for the year ended December 31, 2022, an increase of $35,200,708, or over 278%.

Net Sales and Loss from Operations

Our net sales, costs of goods sold, gross profit (loss), operating expenses, loss from operations, and loss before income tax benefit for the years ended December 31, 2023 and 2022, were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase/ (Decrease)

Net sales	$50,731,889	$16,287,407	$34,444,482
Cost of goods sold	47,831,980	12,631,272	35,200,708
Gross profit (loss)	2,899,909	3,656,135	(756,226)

Operating expenses:
General and administrative	3,068,368	4,763,317	(1,694,949)
Share based compensation	634,783	209,132	425,651
Depreciation and amortization	564,639	165,131	399,508
Total operating expenses	4,267,790	5,137,580	(869,790)

Loss from operations	(1,367,881)	(1,481,445)	113,564
Other expenses	(3,254,126)	(2,304,899)	(949,227)

Loss before income tax benefit	$(4,622,007)	$(3,786,344)	$(835,663)

Net Sales

We had net sales of $50,731,889 for the year ended December 31, 2023, as compared to $16,287,407 for the year ended December 31, 2022, an increase of $34,444,482, or over 211%. The increase in net sales was due to our acquisition of Foreland, which didn’t take place until September 30, 2022.

Cost of Goods Sold

Our cost of goods sold was $47,831,980 for the year ended December 31, 2023, as compared to $12,631,272 for the year ended December 31, 2022, an increase of $35,200,708, or over 278%.  Our cost of goods sold consisted of internal fuels, chemicals, labor, transportation and raw heavy and light crude oil. As with our net sales, the increase in cost of goods sold was due to our acquisition of Foreland, which didn’t take place until September 30, 2022. Cost of goods sold increased as a percentage of sales mainly due to an increase in 2023 raw crude costs as well as internal fuel, repairs and maintenance, and lab and safety costs.

Operating Expenses

Total operating expenses were $4,267,790 and $5,137,580 for the years ended December 31, 2023 and 2022, respectively, a decrease of $869,790, or 17%.

Our operating expenses consisted of general and administrative expenses, share based compensation, and depreciation and amortization.

General and administrative expense was $3,068,368 and $4,763,317 for the years ended December 31, 2023 and 2022, respectively a decrease of $1,694,949, or 36%. A majority of the decrease was due to a decrease in general and administrative expenses related to insurance, repaird and maintenance, and internal fuel not related to cost of goods sold. In the year ended December 31, 2023, general and administrative expenses consisted mainly of executive compensation of $1,330,034 and professional fees of $1,002,639. In the year ended December 31, 2022, general and administrative expenses consisted mainly of internal fuel of $1,321,555, professional fees of $844,631, and executive compensation of $514,715.

Share based compensation was $634,783 and $209,132 for the years ended December 31, 2023 and 2022. In the year ended December 31, 2023, share based compensation consisted of the grant of 3,334 incentive stock options to a key employee expiring on July 31, 2028 with an exercise price of $9.09 and vested immediately, and the grant of 83,334 incentive stock options to a director expiring on October 31, 2028 with an exercise price of $4.80 with 27,778 options vested immediately and remaining options vest equally in thirds on each anniversary of the grant date, and the grant of 616,334 incentive stock options to directors, officers, key employees, and consultants expiring on October 14, 2028 with an exercise price of $4.80 which invested immediately. In the year ended December 31, 2022, share based compensation consisted of the grant of 355,557 incentive stock options to directors, officers, key employees and consultants expiring on August 31, 2027 with an exercise price of $2.70 and which vest equally in thirds on each anniversary of the grant date offset by forfeitures of 133,334 options (as adjusted for the  Reverse Stock Split).

Depreciation and amortization was $564,639 and $165,131 for the years ended December 31, 2023 and 2022. In both years, depreciation and amortization consisted solely of depreciation of Foreland plant, property and equipment, with 2023 realizing a full year of operations and depreciation.

Loss from Operations

As a result of the items discussed above, our loss from operations was $1,367,881 and $1,481,445 for the years ended December 31, 2023 and 2022, respectively, a decrease of $113,564, or 8%. The loss of operations was driven by the decrease in the average sales prices of finished products, mainly diesel and liquid asphalt, as compared to the 2022 average prices.

Other Expenses

Other expenses were $3,254,126 and $2,304,899 for the years ended December 31, 2023 and 2022, respectively, an increase of $949,227, or 41%. In the year ended December 31, 2023, our other expenses consisted of interest expense of $3,639,520 and a loss on extinguishment of debt of $205,425, offset in part by a gain on sale of assets of $564,811 and other income of $26,008. In the year ended December 31, 2022, our interest expense was related to charges related to the Foreland acquisition and related loans payable.

Loss Before Income Tax Benefit

Our loss before income tax benefit for the year ended December 31, 2023, was $4,622,007, and our loss before income tax benefit for the year ended December 31, 2022, was $3,786,344, an increase of $835,663, or 22%. The increase was mainly due to the interest expense related to loans payable.

Liquidity and Capital Resources

Introduction

During the years ended December 31, 2023 and 2022, we had negative operating cash flows. Our cash on hand as of December 31, 2023, was $326,822. Our monthly cash flow burn rate in 2023 was approximately $31,000. As we integrate our Foreland acquisition, we have   medium and long term cash needs to support the growth and production initiatives and current debt payments. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until our cash flows from operations will satisfy our cash flow needs.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022	Change

Cash	$326,822	$572,197	$(245,375)
Total Current Assets	6,395,859	8,520,324	(2,124,465)
Total Assets	28,175,980	25,812,143	2,363,837
Total Current Liabilities	12,871,163	9,114,102	3,757,061
Total Liabilities	15,087,923	9,435,471	5,652,452

Our cash decreased by $245,375 as of December 31, 2023, as compared to December 31, 2022. Our total current assets decreased by $2,124,465 primarily because of our decrease in accounts receivable of $719,595 and inventory of $1,004,382, driven by the decrease in the average sales prices of finished products, mainly diesel and liquid asphalt, as compared to the 2022 average prices. Our total assets increased by $2,363,837, despite our decrease in current assets, primarily because of an increase in restricted cash of $3,571,645 and an increase in property, plant and equipment of $464,142.

As of December 31, 2023, current liabilities increased by $3,751,061 and our total liabilities increased by $5,652,452, both primarily as a result of an increase in lines of credit of $3,061,698, current maturities of notes payable of $1,666,449, and notes payable of $1,967,001, all primarily to meet the cash needs of crude purchases and capital expenditures.

In order to repay our obligations in full or in part when due, we will be required to raise significant capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

Our cash on hand as of December 31, 2023, was $326,822. Our monthly cash flow burn rate in 2023 was approximately $31,000. As we integrate our Foreland acquisition, we will face strong medium to long term cash needs. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Sources and Uses of Cash

Operations

Our net cash used in operating activities for the years ended December 31, 2023 and 2022, were $376,062 and $2,716,208, respectively, a decrease of $2,340,146, or 86%. Our net cash used in operating activities for the year ended December 31, 2023, consisted of a net loss of $4,436,472, plus primarily amortization of debt issuance costs of $2,568,523 and an increase in inventory of $1,004,383, offset primarily by a decrease in accounts payable and accrued expenses of $1,040,860. Our net cash used in operating activities for the year ended December 31, 2022, consisted of a net loss of $2,714,225, plus primarily a deferred tax payable of $1,072,119, offset primarily by an increase in accounts payable and accrued expenses of $1,225,535.

Investments

Our cash flow used in investing activities for the years ended December 31, 2023 and 2022, was $731,937 and $9,274,185, respectively, a decrease of $8,542,248, or 92%. Our investing activities in 2023 consisted of proceeds from the sale of assets of $961,400, offset by purchase of exploration and evaluation assets of $664,556 and purchase of property, plant and equipment of $1,028,781. Our investing activities in 2022 consisted of cash paid in acquisitions, net of cash acquired of $3,998,516 and purchase of property, plant and equipment of $5,275,669.

Financing

Our net cash provided by financing activities for the years ended December 31, 2023 and 2022 was $4,458,454 and $11,675,461, respectively, a decrease of $7,217,007, or 62%. Our cash flows from investing activities in 2023 consisted primarily of proceeds from lines of credit of $61,499,106 and proceeds on note payable of $17,721,772, offset primarily by payments on lines of credit of $58,437,408 and payments on note payable of $12,905,339. Our cash flows from investing activities in 2022 consisted of proceeds on issuance of equity of $16,127,024, offset by payments on notes payable of $4,451,563.

Item 3.Directors and Officers

Directors and Executive Officers

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with us held by each person, and the date such person became a director or executive officer. Our executive officers are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Family relationships among any of the directors and officers are described below.

Name	Age	Position(s)
David Sealock	63	Chief Executive Officer, Director
Marcus Laun	54	Executive Vice President, Director
Darryl Delwo	58	Vice President of Finance
Matthew Flemming	55	Director

David Sealock, CEO, Director and Board Chair

Mr. Sealock has served as our Chief Executive Officer and Chairman since January 1, 2020 and is a co-founder of the technology concepts and processes utilized by us. Previously from March 26, 2018 to January 2020, Mr. Sealock served as CEO and Executive Director for Petroteq Energy. From January 2015 to December 2022, Mr. Sealock also served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy’s technology infrastructure into Total’s enterprise-wide global infrastructure. Mr. Sealock holds a bachelor’s degree, Business Management from the University of Phoenix and is a Registered Engineering Technologist with ASET.

Mr. Sealock brings to us a strong background in technology-related start-up operations, regulatory compliance and corporate governance, which qualifies him to be a director, and adds significant strategic, business and financial experience.

Marcus Laun, EVP and Director

Mr. Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. Mr. Laun has served as CEO of GrowthCircle.com from May 2013 to present, a media company specializing in the production and distribution of short films for corporate clients. Mr. Laun also serves as CEO of Geopulse Exploration since August 2017 to present, and as Vice President for Net Cents Technology, Inc from March 2020 to present.

His experience includes advising and investing in an organic food brand company which eventually sold for $250mm. He has in-depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with over 10,000 titles. Mr. Laun has also advised and raised capital for companies in the solar, wind, oil and gas and alternative fuel industries.

His extensive expertise in financing, which qualifies him to be a director, culminated as a Managing Director for Knight Capital Group (the largest market-maker of equities in the U.S.) where he managed syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell, and an MBA from Columbia University.

Darryl Delwo, VP Finance

Mr. Delwo has served as VP Finance since July 1, 2020. Previously, from 2018 to 2020, Mr. Delwo served as CFO of Noralta Technologies Inc., a SaaS based monitoring firm primarily servicing the oil & gas market. From March 2016 to July 2018, Mr. Delwo was the consulting finance leader providing strategic financial and operational turnaround initiatives including to Trilogy Net, Fratello Group of Companies, and Planit Builders. From October 2014 to March 2016, Mr. Delwo was Controller and Acting CFO for the start-up company Sulvaris Inc. supporting the venture funding to recommence project construction. Prior to that, from March 2012 to June 2014, Mr. Delwo served as Controller of Black Diamond Energy Services establishing the amalgamation of several acquisitions. From March 2010 to March 2012, Mr. Delwo was Assistant Controller of Wholesale Sports responsible for operational and financial results for Canadian and U.S.A retail operations. From March 2006 to March 2010, Mr. Delwo served as Assistant Controller of Regus Canada, managing Regus’s Canadian marketplace expansion. Mr. Delwo holds a CPA, CMA designation and Bachelor of Commerce, Accounting Major from Athabasca University and in 2022, was distinctly honored for his professional achievements, dedication and exceptional service to the CPA profession.

Matthew Flemming, Director

Mr. Flemming joined our board of directors in November 2023. Mr. Flemming has served as the Chairman of the Board of Correlate Energy Corp. (OTCQB: CIPI) since May 14, 2021 and was the Chief Executive Officer and acting Chief Financial Officer from May 14, 2021 through December 28, 2021. Mr. Flemming serves as the Chief Business Development Officer of SMG Industries Inc. (OTCQB: SMGI), a national transportation services business providing end to end logistics solutions since December 2020, and was its interim Chief Executive Officer and Interim Chief Financial Officer from January 2021 through July 2023, and prior thereto Mr. Flemming served as its Chief Executive Officer from September 2017 through December 2020 and continues to serve as the Chairman of the Board of Directors. Prior thereto, Mr. Flemming was a consultant for a financial restructuring firm and a financial advisor to a private closely held oilfield services company during 2016 and early 2017. From June 2011 to March 2016, Mr. Flemming was the Chief Executive Officer, Treasurer, Secretary, and Chairman of the Board of HII Technologies Inc.

an oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies and providing services in frac water management, safety services and portable power used by exploration and production companies in the United States. Prior thereto, from 2009 to 2011, Mr. Flemming was Chief Financial Officer of Hemiwedge Industries Inc., a proprietary valve technology company with oilfield applications, that was sold in 2011. From 2005 to 2009, Mr. Flemming was Chief Financial Officer of Shumate Industries, Inc., an oilfield manufacturing company and successor of Excalibur. Previous to that, from 2001 to 2005, Mr. Flemming was Chief Financial Officer of Excalibur Industries, Inc., an industrial and energy related manufacturer and fabrication company. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held technology company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held national specialty products company that he founded. Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston.

Mr. Flemming brings a strong background in logistics and corporate governance, which qualifies him to be a director and adds significant strategic, business and financial experience.

JP Morgan holds one share of our Series A preferred stock. As the holder of this preferred share, JP Morgan has the right to appoint one person to our Board of Directors for so long as it holds over 15% of our shares. As of the date of this Offering Circular, JP Morgan’s share ownership was below 15%.

Family Relationships

There are no family relationships between any of our officers or directors.

Other Directorships; Director Independence

Other than as set forth above or elsewhere herein, none of our officers or directors is a director of any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. According to the NASDAQ definition, Matthew Flemming is deemed independent.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file.

Board Committees

We have an Audit Committee comprised of Messrs. Matthew Flemming (Chair) and David Sealock. All of the members of the Audit Committee meet the definition of “audit committee financial expert” as that term is defined by the Commission. The Committee is authorized to approve and retain the independent auditors to conduct the annual audit of our financial statements; to review the proposed scope and results of the audit; to review and pre-approve audit and non-audit fees and services; to review accounting and financial controls with the independent auditors and our financial and accounting staff; to review and approve transactions between us and our directors, officers and affiliates; to recognize and prevent prohibited non-audit services; to establish procedures for complaints received by us regarding accounting matters; and to oversee internal audit functions, if any.

We have a Compensation, Nomination and Corporate Governance Committee comprised of Messrs. Matthew Flemming and David Sealock. The Committee oversees identifying individuals qualified to become Board members and recommending directors to be elected by the Board, with the goal of assembling a diverse Board that brings together a variety of skills derived from high quality business and professional experience. The Committee also oversees compensation matters and is authorized to review and determine the compensation arrangements for management; to establish and review general compensation policies with the objective to attract and retain superior talent, to recognize and reward individual performance and to achieve our financial goals; to administer our stock incentive and purchase plans; and to review the independence of any compensation advisers.

We have a Health, Safety and Environment Committee comprised of Messrs. Marcus Laun and David Sealock. The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to matters of employee health and safety; to provide oversight and support of the Company’s sustainability and ESG programs, goals and initiatives, and management system; and any other duties required under the Corporation’s by-laws, by applicable securities regulatory authorities, or by law.

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting.

We do not currently have a process for security holders to send communications to the Board.

During the fiscal years ended December 31, 2023 and 2022, the Board of Directors met as necessary.

Involvement in Certain Legal Proceedings

In March 2013, one of our Directors, Marcus Laun, was suspended from associating with any FINRA member firm in any capacity for failing to respond to a FINRA request for information. The suspension was lifted in July 2013; however, in November 2013, Laun was fined $15,000 and once again suspended from FINRA for failing to disclose information about outside business activities from his FINRA member firm. Laun consented to the described sanctions and was suspended for seven months, after which the suspension was lifted by June 2014.

One of our directors, Matt Flemming, was an executive officer of HII Technologies, Inc. (“HII”) in 2016. Subsequent to his employment with HII, that company entered into a plan of reorganization under Chapter 11.

Other than as set forth above, none of our officers or directors has, in the past ten years, filed bankruptcy, been convicted in a criminal proceeding or named in a pending criminal proceeding, been the subject of any order, judgment, or decree of any court permanently or temporarily enjoining him or her from any securities activities, or any other disclosable event required by Item 401(f) of Regulation S-K.

Item 4.Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to our equity securities owned of record or beneficially by (i) each of our Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group, as of the date of this Offering Circular (after giving effect to the   Reverse Stock Split).

Name and Address (1)	Common Stock Beneficial Ownership	Percentage of Common Stock Beneficial Ownership Before Offering (2)	Percentage of Common Stock Beneficial Ownership After Offering (2)(3)

David Sealock (4)(5)	1,623,047	9.94%	8.25%

Marcus Laun (4)(6)	1,375,112	8.38%	6.96%

Darryl Delwo (4)(7)	425,000	2.57%	2.14%

Matthew Flemming (4)(8)	83,334	0.51%	0.42%

Janey Baker (9) 18124 Wedge Parkway Ste 925 Reno, Nevada, USA	1,084,045	6.64%	5.51%

JPMorgan Chase Funding Inc. (10) 4 New York Plaza, 21st Floor New York, New York 10004	2,249,882	13.78%	11.44%

All Officers and Directors as a Group (4 Persons) (5)(6)(7)(8)	3,506,493	21.00%	17.51%

(1)	Unless otherwise indicated, the address of the shareholder is c/o Sky Quarry Inc., 707 W. 700 S, Suite 101, Woods Cross, UT 84087.

(2)

Unless otherwise indicated, based on 16,330,881 shares of common stock issued and outstanding before the Offering. Unless indicated otherwise, this does not reflect shares of common stock issuable upon exercise of the Agent Warrants to purchase 76,666 shares, additional warrants to purchase 5,598,912 shares, options to purchase 1,269,667 shares, 211,917 shares of common stock issuable upon the conversion of 356,020 shares of Series B Convertible Preferred Stock and 416,667 shares of common stock issuable upon the conversion of a secured promissory note. Assuming the full exercise and conversion of the above, the shares of common stock outstanding before the Offering would be 23,875,543 shares.

(3)	Unless otherwise indicated, based on 19,664,214 shares of common stock issued and outstanding, assuming the Offering is fully subscribed.

(4)	Indicates one of our officers or directors.

(5)	Includes 166,667 shares held by Mr. Sealock’s spouse and 428,880 shares held by Autus Ventures Ltd., an entity controlled by Mr. Sealock.

(6)	Includes 83,334 shares which may be acquired upon exercise of an option at $4.80 per share expiring October 15, 2028.

(7)

Includes 133,334 shares which may be acquired upon exercise of options at $2.70 per share expiring September 1, 2027 and 66,667 shares which may be acquired upon exercise of options at $4.80 per share expiring October 15, 2028. Includes 100,000 shares held by Mr. Delwo’s spouse.

(8)	Includes 83,334 shares which may be acquired upon exercise of options at $4.80 per share expiring November 1, 2028.

(9)	Includes 825,000 shares held by Varie Asset Management, an entity controlled by Ms. Baker.

(10)

Does not include 1 share of Series A Preferred Stock, which is not convertible and has no voting rights. We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing. The address for JP Morgan is 4 New York Plaza, 21st Floor, New York, NY.

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  Upon completion of the Offering, there are no classes of our stock other than common stock issued or outstanding.

There are no current arrangements which will result in a change in control.

Item 5.Interest of Management and Others in Certain Transactions

Marcus Laun Transactions

On July 13, 2020, we issued a convertible promissory note to Marcus Laun, a director and the Executive Vice President of the Company, in the principal amount of $25,000. The note bears interest at 4% per year with balance due and payable on July 13, 2021. All or any portion of the principal and accrued interest is payable at the option of the note holder at any time into shares of our common stock at a conversion price of $0.2808 per share. On March 28, 2022 this note was converted in full.

Baker Transactions

On April 23, 2020, we issued a promissory note to an arm’s length third party in the principal amount of $50,000, convertible at the election of the holder into shares of common stock at a price of $0.2808 per share. The note had a term of twelve months and bore interest at a rate of 4% per annum payable at maturity. The note was subsequently acquired by Varie Asset Management Ltd, an entity controlled by Ms. Janey Baker, a shareholder holding over 5% of our issued and outstanding common stock. On March 28, 2022 at the election of the lender the note was converted into 191,801 shares in full and final satisfaction of the note.

On September 17, 2020, we issued a promissory note to Dual Dreams, LLC,  an entity controlled by Ms. Baker, in the principal amount of $75,000. The note was unsecured, bore a flat interest charge at 25% and matured on March 16, 2021. On January 4, 2022 the note was repaid in full. As partial consideration for the advancing the note, the lender was issued 25,000 shares of our common stock.

On September 21, 2020, we issued a promissory note to an arm’s length third party in the principal amount of $50,000, convertible at the election of the holder into shares of common stock at a price of $0.75 per share. The note had a term of twelve months and bore interest at a rate of 4% per annum payable at maturity. The note was subsequently acquired by Varie Asset Management Ltd, an entity controlled by Ms. Baker. On December 9, 2021, at the election of the lender the note was converted into 69,991 shares in full and final satisfaction of the note.

JP Morgan Transactions

On September 16, 2020, we issued a promissory note to JP Morgan, a significant shareholder, in the principal amount of $450,000. The note bears interest at 10% per annum with balance due and payable on September 16, 2023. On May 13, 2021, JP Morgan converted $200,475 into 67,500 shares of our common stock. On September 29, 2021, JP Morgan converted $111,375 into 37,500 shares of our common stock. On November 22, 2021, JP Morgan converted $57,995 into 19,528 shares of our common stock and $13,108 into 5,826 shares of our common stock. In addition, on November 22, 2021, JP Morgan was issued a convertible note in the amount of $25,000 in settlement of $25,000 of existing debt. The convertible note bears interest at 15% per annum, has a maturity of one year and is convertible into shares of our common stock at $3.75 per share. As incentive to advance the convertible note, on the note issuance date, JP Morgan was issued warrants to purchase 2,778 shares of our common stock at an exercise price of $4.50 for a period of eighteen months. On March 14, 2022 JP Morgan converted the balance of the note, being $85,928.54, into 7,638 shares of our common stock, fully extinguishing the note.

On June 21, 2021, our stockholders unanimously approved the execution of a governance agreement between us and JP Morgan the following summarized rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of our business, (b) a grant of certain stock options or restricted stock, (c) our entry into certain employment or compensation agreements, (d) the incurrence by us of more than $500,000 of debt, (e) our entry into a related party agreement, (f) a sale transaction, (g) a loan by us in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by us in excess of $500,000;

•Board of Director observation rights;

•the right to receive certain quarterly and annual financial statements from us; and

•certain inspection rights so long as JP Morgan owns at least 10% of our outstanding shares of common stock.

On June 21, 2021, we issued one preferred share of Series A Preferred Stock (“Preferred Share”) to JP Morgan (the “Preferred Shareholder”), with the following summarized terms and conditions:

•The Preferred Shareholder has the right to appoint one nominee to the Board of Directors for as long as the Preferred Shareholder holds in excess of 15% of our common stock;

•The Preferred Share is non-voting;

•We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing.

Bonuses

On December 8, 2021, the Board of Directors approved the award of a discretionary cash bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate amount of $596,100 for the achievement of certain corporate performance milestones during the year ended December 31, 2021, of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus was paid in full during the year ended December 31, 2022.

Employment Agreements

We have an employment agreement with David Sealock for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Sealock is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause. During the year ended December 31, 2021, Mr. Sealock waived payment of his salary and was awarded a cash performance bonus of $172,000, $40,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Sealock was paid a salary of $190,000, earned sitting fees as a director and board chair totaling $60,000 and was paid the balance of the cash performance bonus awarded in 2021 of $132,000. During the year ended December 31, 2022, Mr.

Sealock was paid a salary of $178,125, and earned sitting fees as a director and board chair totaling $47,500.

We have an employment agreement with Marcus Laun for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Laun is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause. During the year ended December 31, 2021, Mr. Laun waived payment of his salary and was awarded a cash performance bonus of $169,000, $45,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Laun was paid a salary of $190,000, earned sitting fees as a director totaling $30,000 and was paid the balance of the cash performance bonus awarded in 2021 of $157,500. During the year ended December 31, 2022, Mr. Laun was paid a salary of $178,125, earned sitting fees as a director and board chair totaling $23,750. On August 1, 2023, Mr. Laun was granted 83,334 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023, Mr. Laun was granted 83,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

We have an executive agreement with Darryl Delwo for an annual base salary of $90,000. In May 2022, the annual base salary increased to $180,000. In addition, Mr. Delwo is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. During the year ended December 31, 2021, Mr. Delwo waived payment of his salary and was awarded a cash performance bonus of $108,000, $54,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Delwo was paid a salary of $150,000 and was paid the balance of the cash performance bonus awarded in 2021 of $54,000. During the year ended December 31, 2022, Mr. Delwo was paid a salary of $142,500. Mr. Delwo is entitled to severance payments equal to up to eighteen months of his base salary at the time of his termination if he is terminated without cause. Mr. Delwo waived payment of his salary in 2020 and 2021. On September 1, 2022, Mr. Delwo was granted 133,334 incentive stock options expiring on September 1, 2027, with an exercise price of $2.70 and vesting equally over three years commencing on the first-year anniversary of the date of grant.  On August 1, 2023, Mr. Delwo was granted 66,667 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023, Mr. Delwo was granted 66,667 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

During the year ended December 31, 2021, Mr. Schneider waived payment of his sitting fees for acting as an independent director and was awarded a cash performance bonus of $93,600, $31,000 of which was paid in 2021 and the balance in 2022. During the year ended December 31, 2022, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $112,000. Mr. Schneider was paid the balance of the cash performance bonus awarded in 2021 of $62,600. During the year ended December 31, 2023, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $104,500. Mr. Schneider was also granted 133,334 incentive stock options expiring on

26

September 1, 2027, with an exercise price of $2.70 and vesting equally over three years commencing on the first-year anniversary of the date of grant. On August 1, 2023, Mr. Schneider was granted 33,334 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023 Mr. Schneider was granted 33,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

On October 15, 2023, certain directors, officers, key employees and consultants voluntarily surrendered 680,167 options previously granted on August 1, 2023. Also on October 15, 2023, the Company granted a total of 616,334 incentive stock options to directors, officers, key employees and consultants of the Company and its subsidiaries. The options permit the holders to purchase up to 616,334 common shares at an exercise price of $4.80 per share for a period of five years and vest in equal amounts on the 12, 24, and 36-month anniversaries of the grant date.

Mr. Matthew Flemming joined the board of directors on November 1, 2023 and earned sitting fees as an independent director and fees to act as chair of various board committees totaling $12,000 and was granted 83,334 incentive stock options expiring on November 1, 2028, with an exercise price of $4.80 with 33% vesting immediately and the balance vesting equally over three years commencing on the first-year anniversary of the date of grant.

Item 6.Other Information

There are no items required to be disclosed by this Item.

27

Item 7.Financial Statements

SKY QUARRY INC.

formerly, Recoteq Inc.

Consolidated Financial Statements

As of and for the years ended December 31, 2023 and 2022

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
of Sky Quarry, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sky Quarry Inc. and subsidiaries (collectively, the Company) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred substantial losses, with negative cash flows from operations, and has a retained deficit of approximately $9,200,000 as of December 31, 2023. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 3. If the Company is unable to raise additional debt or equity financing these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

We have served as the Company’s auditors since 2021.

/s/ Tanner LLC

Lehi, Utah

May 7, 2024

Sky Quarry Inc.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

	2023	2022

ASSETS

Current assets:
Cash	$326,822	$572,197
Accounts receivable	3,517,469	4,237,064
Prepaid expenses and other assets	114,387	269,500
Inventory	2,437,181	3,441,563
Total current assets	6,395,859	8,520,324

Property, plant, and equipment	6,287,351	5,823,209
Oil and gas properties	7,745,205	7,477,238
Restricted cash	4,354,014	782,369
Right-of-use asset	184,548	-
Goodwill	3,209,003	3,209,003

Total assets	$28,175,980	$25,812,143

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,904,121	$5,944,981
Current portion of operating lease liability	69,777	-
Lines of credit	3,061,698	-
Current maturities of notes payable	4,835,567	3,169,121
Total current liabilities	12,871,163	9,114,102

Notes payable, less current maturities, net of debt issuance costs	2,100,514	133,513
Operating lease liability, net of current portion	116,246	-
Deferred tax liability	-	187,856
Total liabilities	15,087,923	9,435,471

Commitments and contingencies

Shareholders’ Equity:
Preferred stock $0.001 par value: 25,000,000 shares authorized; 246,021 and 1 shares issued and outstanding as of December 31, 2023 and 2022, respectively	246	-
Common stock $0.0001 par value: 100,000,000 shares authorized: 16,323,091 and 16,224,757 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,630	1,620
Additional paid in capital	22,527,264	21,355,478
Accumulated other comprehensive loss	(201,505)	(177,320)
Accumulated deficit	(9,239,578)	(4,803,106)
Total shareholders’ equity	13,088,057	16,376,672

Total liabilities and shareholders’ equity	$28,175,980	$25,812,143

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022

Net sales	$50,731,889	$16,287,407

Cost of goods sold	47,831,980	12,631,272
Gross profit	2,899,909	3,656,135

Operating expenses:
General and administrative	3,068,368	4,763,317
Share based compensation	634,783	209,132
Depreciation and amortization	564,639	165,131
Total operating expenses	4,267,790	5,137,580

Loss from operations	(1,367,881)	(1,481,445)

Other income (expenses):
Loss on extinguishment of debt	(205,425)	-
Interest expense	(3,639,520)	(2,304,899)
Gain on sale of assets	564,811	-
Other income	26,008	-
Other income (expense), net	(3,254,126)	(2,304,899)

Loss before income tax benefit	(4,622,007)	(3,786,344)

Income tax benefit	185,535	1,072,119

Net loss	(4,436,472)	(2,714,225)

Other comprehensive loss
Exchange loss on translation of foreign operations	(24,185)	(98,227)

Net loss and comprehensive loss	$(4,460,657)	$(2,812,452)

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2023 and 2022

	Preferred Stock Outstanding	Preferred Stock	Common Stock Outstanding	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2022	1	$-	11,364,770	$1,136	$4,653,962	$(2,088,881)	$(79,093)	$2,487,124
Common share subscription, less offering costs	-	-	4,539,025	452	13,487,280	-	-	13,487,732
Share based compensation					209,132			209,132
Stock warrants issued	-	-	-	-	2,796,877	-	-	2,796,877
Common stock issued on conversion of debt	-	-	320,962	32	208,227	-	-	208,259
Other comprehensive loss	-	-	-	-	-	-	(98,227)	(98,227)
Net loss	-	-	-	-	-	(2,714,225)	-	(2,714,225)
Balance December 31, 2022	1	-	16,224,757	1,620	21,355,478	(4,803,106)	(177,320)	16,376,672
Preferred share subscription, less offering costs	246,020	246	-	-	140,123	-	-	140,369
Common share subscription, less offering costs	-	-	78,334	8	111,369	-	-	111,377
Share based compensation	-	-	-	-	634,783	-	-	634,783
Stock warrants issued	-	-	-	-	285,513	-	-	285,513
Common stock issued on warrant exercise	-	-	20,000	2	(2)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(24,185)	(24,185)
Net loss	-	-	-	-	-	(4,436,472)	-	(4,436,472)
Balance December 31, 2023	246,021	$246	16,323,091	$1,630	$22,527,263	$(9,239,578)	$(201,505)	$13,088,057

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023 and 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,436,472)	$(2,714,225)
Adjustments to reconcile net loss to cash used in operating
activities:
Share based compensation	634,783	209,132
Depreciation and amortization	564,639	165,131
Amortization of debt issuance costs	2,568,523	-
Amortization of right-of-use asset	37,925	-
Loss on extinguishment of debt	205,425	-
Gain on sale of assets	(564,811)	-
Changes in operating assets and liabilities:
Accounts receivable	719,595	(56,502)
Prepaid expenses and other assets	155,114	(247,754)
Inventory	1,004,383	(225,406)
Accounts payable and accrued expenses	(1,040,860)	1,225,535
Operating lease liability	(36,450)	-
Deferred tax benefit	(187,856)	(1,072,119)
Net cash used in operating activities	(376,062)	(2,716,208)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of assets	961,400	-
Purchase of exploration and evaluation assets	(664,556)	-
Purchase of property, plant, and equipment	(1,028,781)	(5,275,669)
Cash paid in acquisition; net of cash acquired	-	(3,998,516)
Net cash used in investing activities	(731,937)	(9,274,185)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on lines of credit	61,499,106	-
Payments on lines of credit	(58,437,408)	-
Proceeds on note payable	17,721,772	-
Payments on note payable	(12,905,339)	(4,451,563)
Debt discount on note payable	(3,588,539)	-
Proceeds on issuance of preferred stock	614,804	-
Preferred stock offering costs	(474,681)	-
Proceeds on issuance of common stock	28,739	16,127,024
Net cash generated by financing activities	4,458,454	11,675,461

Effect of exchange rate on cash	(24,185)	(98,227)

Increase (decrease) in cash and restricted cash	3,326,270	(413,159)
Cash and restricted cash, beginning of the year	1,354,566	1,767,725

Cash and restricted cash, end of the year	$4,680,836	$1,354,566

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	2023	2022

Supplemental disclosure of cash flow information:

Cash paid for interest	$3,525,209	$2,304,899
Cash paid for taxes	85	-

Supplemental disclosure of non-cash investing and financing activities:

Acquisition of right-of-use assets through operating leases	$222,473	$-

Net cash paid in acquisition. See Note 5 for additional information.

Accounts receivable	$-	$4,180,562
Inventory		3,119,870
Prepaid expenses and other assets		14,104
Property plant, and equipment		5,400,695
Goodwill		3,209,003
Deferred tax liability		(1,263,698)
Accounts payable and accrued expenses		(4,266,353)
Issuance of debt		(6,395,667)

Net cash paid in acquisition	$-	$$3,998,516

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 707 W 700 S, Ste 101, Woods Cross UT 84087. The Company is organized under the laws of the State of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019, in the State of Delaware, and changed its name to Sky Quarry Inc. on April 22, 2020.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Utah”), 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”) as shown below.

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017, in the State of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring Uintah basin area of Utah.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018, in the Province of Alberta, Canada under the Canada Business Corporations Act. Sky Quarry anticipates future expansion into Canada, which will be facilitated through 2020 Canada.

On September 30, 2022, the Company acquired Foreland (formerly, Petro Source Resources) which was incorporated in the State of Texas on May 29, 1998. Foreland is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Estimates and underlying assumptions are reviewed periodically, and the

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding:

•the adequacy of the allowance for doubtful accounts;

•the fair value of stock options and warrants issued;

•accounting for income taxes and any related variation allowance

•impairment of long-lived assets, including intangibles

•any changes to regulatory compliance; and

•other matters that affect reported amounts and disclosures of contingencies in the financial statements.

Other sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. Although these estimates are based on our knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada, 2020 Utah and Foreland have been combined.

Concentrations

The Company maintains its cash in various bank accounts, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts, and management does not believe that the Company is exposed to significant credit risk.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management’s expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenue.

Concentrations of revenues for the years ended December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Customer A	33%	33%
Customer C	17%	13%
Customer E	14%	*
Customer B	*	19%

*Customer did not account for more than 10% for the period presented.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Concentrations of accounts receivable as of December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Customer E	28%	*
Customer C	20%	13%
Customer A	18%	25%
Customer B	*	22%
Customer D	*	18%

*Customer did not account for more than 10% for the period presented.

Concentrations of vendors for the years ended December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Vendor A	18%	26%
Vendor B	15%	17%
Vendor C	13%	17%
Vendor D	12%	*
Vendor E	10%	*

*Vendor did not account for more than 10% for the period presented.

Business Combinations

Business combinations (whether partial, full or step acquisitions) are accounted for by the Company in accordance with the acquisition method of accounting pursuant to ASC 805 - Business Combinations and pushdown accounting is applied to record the fair value of the assets acquired by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. Hence, goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination.

Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Translation of Foreign Currencies

Transactions in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Transaction gains or (losses) on foreign currencies are reflected in selling, general and administrative expenses and were ($2,060) and ($512) for the years ended December 31, 2023 and 2022, respectively. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date.

The Company has a foreign currency exposure with respect to its Canadian operations as 2020 Canada operations are in Canada; therefore, US GAAP requires the Company to adjust the value of its investment for changes in foreign currency exchange rates. The Company determines the functional currency of its subsidiaries based upon the primary currency used to generate and expend cash, which is the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, the monetary assets and liabilities are translated into U.S. dollars using period-end exchange rates. The resulting foreign currency translation losses are deferred as other comprehensive loss and reclassified to earnings only upon sale or liquidation of that business. The foreign currency translation losses of $24,185 and $98,227 as of December 31, 2023 and 2022, respectively, were recorded in accumulated other comprehensive loss.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Accounts receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions, both historically and forward looking about its customers’ current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote.  Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2023 and 2022.

Inventory

Inventory includes freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The Company determines cost on the basis of the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory.   The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand.

Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties per ASC 932. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs for reserves that cannot be classified as proved, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by the unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the depreciation, depletion, and amortization (“DD&A”) rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field, or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties. As of December 31, 2023 and 2022, the Company had no proved reserves assigned to its properties.

Other property and equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization are recorded principally by the straight-line method over the estimated useful lives of the assets, which are reviewed periodically and generally have the following ranges:

Years
Buildings	10
Machinery and equipment	5 ― 15
Office furniture and equipment	2 ― 7
Leasehold improvements	4 ― 5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, Intangibles-Goodwill and Other.  The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2023 and 2022, the Company did not recognize an impairment related to goodwill.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Restricted cash

Restricted cash consists of cash amounts that are contractually restricted as to usage or withdrawal and represents surety bonds in the amount of $786,384 with the State of Utah in connection with mineral leases regarding the PR Spring facility property, and $3,567,630 in cash deposited by the Company into a separate bank account and designated as collateral for a standby letter of credit in the same amount in accordance with contractual agreements.  Refer to Note 12 for more information about our standby letters of credit.

Leases

On January 1, 2023, the Company adopted FASB (“Financial Accounting Standards Board”) Accounting Standards Codification, or ASC, Topic 842, Leases (“ASC 842”), increases transparency and comparability by the recognition of the right-of-use assets and related operating and finance lease liabilities on the balance sheet. As permitted by ASC 842, we elected the adoption date of January 1, 2023, which is the date of initial application. Under ASC 842, all leases are required to be recorded on the balance sheet and are classified as either operating leases or finance leases. The lease classification affects the expense recognition in the income statement. Operating lease charges are recorded entirely in operating expenses. Finance lease charges are split, where amortization of the right-of-use asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Right of use assets represent the lessee’s right to use a leased asset over the lease term. They are initially measured at the present value of lease payments, adjusted for any lease incentives or initial direct costs incurred by the lessee. Subsequently, the right of use assets are typically amortized over the lease term, and the lease liability is reduced as lease payments are made. The lease liability is based on the present value of the remaining minimum lease payments, determined under ASC 842, discounted using the Company’s secured incremental borrowing rate at the effective date of the commencement of the lease, using the original lease term as the tenor. As permitted under ASC 842, the Company elected several practical expedients that permit the Company to not reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. The application of the practical expedients did not have a significant impact on the measurement of the operating lease liability. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Commitments and contingencies

In the ordinary course of business, the Company may become subject to various pending and threatened litigation actions. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is measured based on the amount defined per the contract and recognized when performance obligations within a contract are satisfied which generally occurs with the transfer of control of the goods to the customer. Substantially all the Company’s revenues are derived from product sales that consist of a single performance obligation satisfied at a point in time.

Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days.

The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of sales.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

The Company believes that the future undiscounted net cash flows to be received from its long-lived assets exceed the assets’ carrying values and, accordingly, the Company has not recognized any impairment losses for the years ended December 31, 2023 and 2022.

Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering closes whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, which includes the Company’s accounts receivables and contract assets.  ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will generally result in more timely recognition of credit losses.  ASU 2016-13 is effective for the Company on January 1, 2023.  Adoption of Topic 326 did not have a material impact on the consolidated financial statements.

Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As of December 31, 2023, the Company has an accumulated deficit of $9,239,578. During the year ended December 31, 2023, the Company had negative cash flows from operations of $376,062. The Company has received financing and capital through private placements of $4,289,592 of debt capital and $170,398 of equity capital.

Without additional financing, the Company does not have sufficient operating cash flows to pay for its expenditures and settle its obligations as they mature. Subsequent to December 31, 2023, there is uncertainty in meeting these obligations. The Company does have to raise additional capital in the form of debt, equity and/or warrant exercise proceeds to fund future capital expenditures, retire maturing debt obligations and any possible acquisitions. The Company’s current plan includes closely monitoring its growth and operating expenses, refinancing its current debt with longer term

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

debt with amortization schedules that decrease monthly debt service obligations. These actions are intended to mitigate the going concern uncertainties and support the Company’s growth plans in commercializing its extraction technology. There is no assurance, however, that we will be successful in these efforts.

To date in 2024  the Company has issued 110,000 shares, amounting to $246,546, net of offering costs, and On January 11, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $2,632,852 of future sales receipts for gross proceeds of $2,056,916, of which $796,916 and $1,260,000 was used to extinguish May 17, 2023 and June 30, 2023 agreements respectively. Under the Agreement, Foreland will make weekly delivery of receivables not less than $56,988 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On January 18, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $4,224,000 of future sales receipts for gross proceeds of $3,300,000, of which $884,667 was used to extinguish September 14, 2023 agreement. Under the Agreement, Foreland will make weekly delivery of receivables not less than $91,429 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On February 19, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $1,386,000 of future sales receipts for gross proceeds of $1,018,500. Under the Agreement, Foreland will make weekly delivery of receivables not less than $30,000 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On February 19, 2024, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. On April 19, 2024, Foreland entered into an agreement of sale of future receivables with Parkside Funding Group LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On April 18, 2024, Foreland entered into an agreement of sale of future receivables with UFS West LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Management believes that the implementation of its plans will allow the Company to continue as a going concern. Investors are encouraged to review the financial statements and related disclosures for a comprehensive understanding of the Company’s financial position.

The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

4.ACQUISITION

Foreland Refining Corporation

On September 30, 2022, the Company acquired Foreland by way of a share purchase agreement for total consideration of $10,395,667 (after a post-closing adjustment of $604,333), paid to Refinery Technologies Inc, (“Seller” or “RTI”) by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller.

The acquisition of Foreland was accounted for using the acquisition method of accounting pursuant to ASC 805 - Business Combinations. The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets and liabilities assumed.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The fair values assigned to property, plant, and equipment were determined by reference to third party fair market value in place valuation.

Recognized amounts of identifiable net assets & liabilities acquired
Cash	$1,484
Accounts receivable	4,180,562
Inventory	3,119,870
Prepaid expenses	14,104
Property, plant, and equipment	5,400,695
Goodwill	3,209,003
Deferred tax liability	(1,263,698)
Liabilities	(4,266,353)
Total acquired	$10,395,667

5.INVENTORY

Inventory consisted primarily of raw crude, chemicals and finished goods. Inventory consisted of the following as of December 31:

	December 31, 2023	December 31, 2022
Finished goods	$1,287,927	$2,322,835
Raw materials	892,665	890,210
Chemicals	256,589	228,518
	$2,437,181	$3,441,563

6.MINERAL LEASES

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”).

	SITLA Mineral Lease	Total
Cost
January 1, 2022	$63,800	$63,800
Additions	-
December 31, 2022	63,800	63,800
Additions	-	-
December 31, 2023	$63,800	$63,800

Accumulated Amortization
December 31, 2023 and 2022	$-	$-

Carrying Amounts
December 31, 2023	$63,800	$63,800
December 31, 2022	$63,800	$63,800

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

During the years ended December 31, 2023 and 2022, the Company had not amortization of the lease rights due to operations having not yet started.

The Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

7.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

	December 31, 2023	December 31, 2022
Buildings	$1,575,000	$1,575,000
Machinery and equipment	5,435,388	4,406,607
Office furniture and equipment	6,733	6,733
	7,017,121	5,988,340
Less: Accumulated depreciation and amortization	(729,770)	(165,131)
	$6,287,351	$5,823,209

PR Spring Property, plant and equipment consists of research and development equipment and mining equipment. Eagle Springs Refinery consists of tanks, buildings, refining processing equipment, shop, lab and equipment. Each class of property, plant and equipment is estimated to have a useful life ranging from 5 to 15 years and will be amortized over a straight-line basis.

Depreciation and amortization expense totaled $564,639 and $165,131 for the years ended December 31, 2023 and 2022, respectively.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

8.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	December 31, 2023	December 31, 2022
Balance, beginning of year	$7,477,238	$2,448,859
Disposals	(411,400)	-
Additions	679,367	5,028,379
Balance, end of year	$7,745,205	$7,477,238

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the period ended December 31, 2023, relate to development of the land, extraction facility and mine at PR Spring.

9.RIGHT-OF-USE ASSET AND LEASE LIABILITY

The components of lease expense consisted of amortization of the right-of-use asset of $37,925 and accretion of the lease liability of $11,972 for the year ended December 31, 2023, and was $0 for the year ended December 31, 2022. The weighted average remaining lease term in years was 2.42 as of December 31, 2023. The weighted average discount rate as of December 31, 2023 was 10.25%.

Amortization expense is included as part of general and administrative expenses on the income statement. The total lease expense recognized on the income statement is the sum of the accretion of the lease liability and amortization expense. This total expense reflects the cost of using the leased asset over the lease term.

The following table reconciles the undiscounted future cash flows for the next five years and thereafter to the operating lease liabilities recorded within the consolidated balance sheet as of December 31, 2023:

2024	$84,724
2025	87,266
2026	44,278
Total lease payments	216,268
Less: amounts representing interest	(30,245)
Present value of lease liabilities	$186,023

10.GOODWILL

Goodwill is derived from the acquisition of Foreland in 2022. Goodwill recognized from the acquisition was $3,209,003.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

11.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2023	December 31, 2022
Trade accounts payable	$4,753,782	$5,227,274
Accrued expenses	120,888	686,236
Accrued vacation	25,971	13,834
Sales tax payable	3,480	17,637
	$4,904,121	$5,944,981

12.LINES OF CREDIT

	December 31, 2023	December 31, 2022
Invoice purchase and security agreement	$1,696,368	$-
Inventory finance rider	1,365,330	-
	$3,061,698	$-

On December 21, 2022, Foreland entered into an Invoice Purchase and Security Agreement (the “IPSA”) and inventory finance rider (the “Rider”) with Alterna Capital Solutions, LLC (“Alterna”). Under the terms of the IPSA, Alterna provides an advance of 85% of the amount of the purchased receivables to Foreland and during the time the receivables remain outstanding, is granted a continuing senior security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. The Rider provides a standby security for certain letters of credit in place with certain crude oil suppliers to Foreland. The letters of credit are adjusted periodically to correlate with the price and quantities of purchased heavy crude oil.  The Agreement is senior secured by the sale-ready and pre-sale petroleum product inventory on hand at Foreland and matures on December 31, 2024. Funds drawn under the agreement accrue interest at a per annum rate equal to the sum of the Wall Street Journal Prime Rate plus 2.25%. In addition, a collateral monitoring fee of 0.17% on outstanding advances made is due monthly. Repayment of advances shall be payable from collection of Foreland accounts receivable, including those accounts arising from the sale of the inventory to its customers.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

13.DEBT

Debt consisted of the following:

Lender	Maturity Date	Interest Rate	Principal Balance December 31, 2023	Principal Balance December 31, 2022
Libertas #4	September 12, 2024	68%	$1,394,324	$-
Libertas #2	June 16, 2024	56%	1,320,000	-
Libertas #3	August 3, 2024	56%	1,019,667	-
Libertas #1	April 5, 2024	66%	897,749	-
Lendspark	April 19, 2024	68%	646,169	-
Private Lender A	May 21, 2023	30%	393,981	-
ACMO USOS LLC	March 15, 2021	15%	191,699	191,699
USA SBA	March 1, 2026	1%	82,265	133,513
Private Lender B	March 23, 2023	20%	72,085	-
JPMorgan	September 16, 2023	10%	-	81,882
Refinery Technologies Inc.	October 31, 2022	4%	-	2,895,540
			6,017,936	3,302,634
Less: Unamortized debt issuance costs:			(1,100,104)	-
			$4,917,832	$3,302,634

As of December 31, 2023, the maturity date of debt is as follows:

Due in less than one year	$ 5,935,671
Due in more than one year, but less than two years	82,265
Less: Unamortized debt issuance costs	(1,100,104)
$ 4,917,832

The debt terms related to private lenders are as follows:

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. As of December 31, 2023, there are unamortized debt issuance costs of $5,764.

On February 21, 2023, the Company entered into a binding term sheet with   private lender A for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation, it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a debt satisfaction agreement under which the unsecured deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the debt satisfaction agreement, the lender was issued 666,667 common share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.70 for a period of five years from issue. The warrants were classified as equity and the fair value of the warrants was recorded separately as debt discount and amortized over the term of the debt. The Company has not received a notice of default from the lender as of the date of this report.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

On January 23, 2023, the Company entered into a promissory note for $100,000 from  private lender B. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 6,667 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $6.00 for a period of two years from issue. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.  The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

LIABILITY FOR SALE OF FUTURE REVENUES

As of December 31, 2023, the Company is party to seven agreements related to the sale of future revenues with Libertas Funding, LLC (“Libertas”), a total of four agreements remain outstanding and three agreements have been terminated.  The agreements, summarized below, contain substantially the same terms and conditions and grant a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Interest and discounts related to the agreements are amortized to expense over the estimated term of the agreements, which is anticipated to be between 10 to 12 months from the funding of each agreement. During the twelve months ended December 31, 2023, the Company amortized an aggregate of $2,398,028 of discount, respectively, to interest expense. Unamortized interest and discounts in aggregate is $1,094,340 as of December 31, 2023. The interest expense is recorded using the effective interest method.

On October 25, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,731,660 of future sales receipts for gross proceeds of $1,302,000, of which $383,483 was applied to pay off the Libertas agreement dated May 3, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $37,482 until the amount sold is extinguished. As of December 31, 2023, a total of $1,394,324, exclusive of debt discounts, remained outstanding.

On September 14, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,463,000 of future sales receipts for gross proceeds of $1,100,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $31,667 until the amount sold is extinguished. As of December 31, 2023, a total of $1,019,667, exclusive of debt discounts, remained outstanding.

On June 30, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,520,000 of future sales receipts with proceeds of $2,000,000 used to pay off Libertas agreement dated January 17, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $50,000 until the amount sold is extinguished. As of December 31, 2023, a total of $1,320,000, exclusive of debt discounts, remained outstanding.

On May 17, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,560,250 of future sales receipts for gross proceeds of $1,925,000, of which $575,357 was applied to pay off Libertas agreement dated February 21, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $55,417 until the amount sold is extinguished. As of December 31, 2023, a total of $897,749 exclusive of debt discounts, remained outstanding.

During the year ended December 31, 2023, the Company refinanced 3 agreements with Libertas. Management determined that the transaction should be accounted for as a debt extinguishment. Accordingly, the Company recognized a loss on extinguishment related to loan origination fees of $205,425, which is recorded on the statement of operations and comprehensive loss for the year ended December 31, 2023.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

As of December 31, 2023, the Company had the following unamortized debt discounts related to the Libertas agreements:

Lender	Date Issue	Gross Discount	Unamortized Discount

Libertas #1	May 17, 2023	$731,500	$223,973
Libertas #2	June 30, 2023	520,000	272,480
Libertas #3	September 14, 2023	385,000	253,011
Libertas #4	October 25, 2023	447,737	345,873
		$2,084,327	$1,094,340

14.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due December 31, 2023	Principal Due December 31, 2022

Private Lender C	November 24, 2023	9%	$2,018,247	$-

On November 24, 2023, the Company issued a promissory note in the amount of $2,000,000, convertible at the election of the holder into shares of common stock at an exercise price of $1.60 per share with a maturity date of November 24, 2026. The note has a term of thirty-six months and bears interest at a rate of 9% per annum payable semi-annually, with any outstanding interest and principal due on maturity.

15.INCOME TAXES

The following table presents a reconciliation of our income tax benefit (expense) between the statutory federal rate and our effective tax rate:

	December 31, 2023	December 31, 2022
Provision for income taxes at federal statutory rates	$942,431	$785,059
State taxes, net of federal benefits	30,164	98,556
Foreign rate differential	10,805	-
Change in valuation allowance	(714,868)	187,227
Change in effective tax rate	2,140	-
Other	(85,137)	1,277
	$185,535	$1,072,119

Significant components of the Company’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Accruals, reserves, and other	$62,136	$43,331
Depreciation and amortization	10,798	11,851
Stock compensation	205,831	51,593
Lease liability	45,371	-
Net operating loss carryover	2,093,078	1,292,151
Total gross deferred tax assets	2,417,214	1,398,926
Less: valuation allowance	(1,075,282)	(360,414)
Net Deferred tax assets	1,341,932	1,038,512
Fixed assets	(1,296,921)	(1,226,368)
Right of use asset	(45,011)	-
Net deferred liability	$-	$(187,856)

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

As of December 31, 2023, the Company had U.S. federal net operating loss carryforwards of $7,305,623, which may be available to offset future federal income and do not expire. As of December 31, 2023, the Company had state net operating losses of $4,182,641 which may be available to offset future state income tax and do not expire. As of December 31, 2023, the Company had Canada net operating losses of $2,110,643 which may be available to offset future Canadian income tax and begin to expire in 2043.

The Company considered all positive and negative evidence. Given the caution of Subtopic 30-21 regarding the difficulty in forming a conclusion that a valuation allowance is not needed in the case of cumulative losses, it is the Company’s conclusion that it is more likely than not that the Company’s existing deferred tax assets in the U.S. will not be realized and that a valuation allowance is necessary as of December 31, 2023. Accordingly, the Company has recorded a full valuation allowance of in the U.S. The Company has evaluated all of the negative and positive evidence at December 31, 2023, and concludes that due to the Company being in a 3-year cumulative loss position, it is more likely than not that the net Canadian deferred tax assets will be not realized. As such, the Company has recorded and maintained a full valuation allowance in Canada. As of December 31, 2022 the deferred tax liabilities of $1,341,932 is related to the acquisition of Foreland assets. As of December 31, 2023, the Company had a history of operating losses, the Company has concluded that it more than likely than not that the benefit of its deferred tax assets will not be fully realized. Accordingly, the Company has a valuation allowance for deferred tax assets as of December 31, 2023 and 2022, of $1,075,282 and $360,414, respectively.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (net operating losses or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss or other tax attributes, such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

As of December 31, 2023 and 2022, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

16.EQUITY

During the years ending December 31, 2023 and 2022, the Company issued 98,334 and 4,859,987 shares of common stock respectively for acceptance of share subscriptions and conversion of debt, amounting to $111,377 and $16,492,868, net of offering costs of $0 and $797,947, respectively. During the years ended December 31, 2023 and 2022, the Company issued 246,020 and $0 share of series B preferred stock, respectively, for acceptance of share subscriptions amounting to $140,369 and $0, net of offering costs of $473,126 and $0, respectively.

For the years ended December 31, 2023 and 2022, the company incurred equity issuance costs of $473,126 and $797,947, respectively. The issuance costs related directly to the Company’s registration-exempt securities offering over the respective years’ efforts. These costs consisted of legal, marketing, accounting, printing, administration, broker-dealer, escrow and filing fees directly related to their respective offerings.

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company proposed to sell up to 5 million units (“Units”) at a price of $3.75 per Unit. Each Unit was comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional share (an “Offering

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Warrant”) at a price of $7.50 for a period of three years from issue. The Company reserved from treasury a maximum of 5,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 1,666,667 shares issuable on exercise of the Offering Warrants (“Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company did not issue Unit certificates but instead issued Offering Shares and Offering Warrants in the number of Units subscribed for to subscribers under the Reg A Offering. The Reg A Offering closed on September 29, 2022 with total gross proceeds of $18,195,838.

The table below sets forth the shares reserved as of December 31, 2023, by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan	1,666,667

Common Share Purchase Warrants issued	698,334
Shares issuable on exercise of outstanding Offering Warrants issued under the Reg A Offering	4,852,224
Shares issuable on exercise of outstanding Brokers Warrants issued under the Reg A Offering	48,522
Reservation for conversion of maximum issuable preferred shares	1,333,334
Reservation for convertible note	416,667
TOTAL SHARES RESERVED FOR ISSUANCE	9,015,748

As of December 31, 2023, the Company had issued and outstanding a total of 5,599,079 warrants to purchase one share of common stock, exercisable at a range from $1.50 to $7.50 per share for cash. The warrants are exercisable for 72 months from the date of issuance and carry a put feature in the event of a change in control. The put right is not subject to derivative accounting as all equity holders are treated the same in the event of a change in control.

As of December 31, 2023 and 2022, the Company has share purchase warrants issued and outstanding of 5,599,079 and 4,900,746, respectively.

On August 16, 2021, the Company entered into an engagement agreement with Digital Offering, LLC to provide broker-dealer services in connection with the Reg A Offering. Under the terms of the engagement letter, the Company will issue a warrant to purchase one share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the offering at an exercise price of $3.75 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable. The offering closed on September 30, 2022 and 48,522 Agent Warrants were issued to Digital Offering, LLC in connection with its services under the offering.

17.STOCK OPTION PLAN

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 1,666,667 Shares reserved issuable under the Plan.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The table below sets forth share options outstanding as of December 31, 2023:

Grant Date	Options Issued	Exercise Price	Expiration	Vesting
2022-09-01	1,066,667	$ 2.70	2027-08-31	Equally over 3 years commencing on first anniversary of grant date
2023-08-01	3,334	$ 9.09	2028-07-31	Vested immediately
2023-10-15	616,334	$4.80	2028-10-14	Equally over 3 years commencing on first anniversary of grant date
2023-11-01	83,334	$4.80	2028-10-31	83,333 vest immediately, remaining vest equally over 3 years commencing on first anniversary of grant date

During the years ended December 31, 2023 and 2022, the Company recorded share-based compensation expense of $634,783 and $209,132, respectively.

As of December 31, 2023, the Company had $1,380,620 of unrecognized share-based compensation costs related to non-vested awards that will be recognized over a weighted average period of 3 years. As of December 31, 2023, 211,111 options have vested, and are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date. Of the options issued during 2023, 31,111 vested immediately on grant date, with the remaining vest equally over 3 years commencing on the first anniversary of the grant date.

The following sets forth the outstanding common unit options and related activity for the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2022	666,667	$2.70
Granted	703,000	4.83
Exercised	-	-
Forfeited	(100,000)	2.70
Outstanding as of December 31, 2023	1,269,667	$3.87

18.RELATED-PARTY TRANSACTIONS

Related-party transactions in these consolidated financial statements are as follows:

On September 16, 2020, the Company issued a promissory note to JPMorgan, in the amount of $450,000. Portions of the note were converted from time to time into shares until paid in full. JPMorgan is a related party as a significant shareholder holding directly as of December 31, 2023, 2,249,880 common shares (13.88%), and 1 Series A preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020, and approved a governance agreement (the “JPM Agreement”) between the Company and JP Morgan, which grants to JP Morgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.2808 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022, at the election of the lender the note was converted into 95,110 Shares in full and final satisfaction of the note.

For the years end December 31, 2023 and 2022, the Company paid sitting, board chair and committee chair fees of $187,750 and $202,000, respectively, to members of the board of directors.

19.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended:

	December 31, 2023	December 31, 2022
Executive compensation	$1,330,034	$1,198,327
Professional fees	1,002,639	1,194,033
Other	246,710	325,999
Travel expenses	195,209	320,837
Insurance	187,219	570,959
Lease and utilities	87,542	57,560
Licenses	18,607	40,397
Automobile	408	40,903
Internal Fuel	-	806,164
Repairs and maintenance	-	110,683
Lab	-	63,081
Safety	-	34,374
	$3,068,368	$4,763,317

20.COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has the following commitments for two leased land rights of way rentals in Nye County, Nevada, totaling approximately 40 acres:

	Acres	Expiration	Annual Fee
Right-of-Way Grant N-41035	19.66	2024-12-31	$2,850
Right-of-Way Grant N-42414	20.32	2044-12-31	1,400
			$4,250

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

21.SUBSEQUENT EVENTS

Management performed a review and determined that except as disclosed elsewhere herein and below, no material events occurred subsequent from December 31, 2023 to May 7, 2024, the date the financial statements were available to be issued.

On January 11, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,632,852 of future sales receipts for gross proceeds of $2,056,916, of which $796,916 and $1,260,000 was used to pay off the Libertas May 17, 2023 and June 30, 2023 agreements respectively. Under the agreement, Foreland will make weekly delivery of receivables not less than $56,988 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On January 18, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $4,224,000 of future sales receipts for gross proceeds of $3,300,000, of which $884,667 was used to pay off the Libertas September 14, 2023 agreement. Under the agreement, Foreland will make weekly delivery of receivables not less than $91,429 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On February 19, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,386,000 of future sales receipts for gross proceeds of $1,018,500. Under the agreement, Foreland will make weekly delivery of receivables not less than $30,000 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On February 19, 2024, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland.

On April 19, 2024, Foreland entered into an agreement of sale of future receivables with Parkside Funding Group LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On April 18, 2024, Foreland entered into an agreement of sale of future receivables with UFS West LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

During the period from December 31, 2023, to the date of these statements, the Company issued 110,000 shares, amounting to $246,546, net of offering costs.

The Company filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The   Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of  the Company’s common stock was affected by the Reverse Stock Split.

Item 8.Exhibits

Exhibit No.	Exhibit Description

2.1 (1)	Amended and Restated Certificate of Incorporation
2.2 (1)	Amendments to Certificate of Incorporation
2.3 (1)	Company Bylaws as Amended
3.1 (1)	Form of Warrant Held by Investors
3.2 (1)	Stock Plan
3.3 (1)	Certificate of Designation of Series A Preferred Stock
3.4 (6)	Certificate of Designation of Series B Convertible Preferred Stock
3.5 (1)	Promissory Note – JPMorgan Chase Bank N.A dated September 16, 2020

6.1	Employment Agreements
6.1.1 (1)	Executive Employment Agreement with David Sealock dated March 15, 2020
6.1.2 (1)	Executive Employment Agreement with Marcus Laun dated March 15, 2020
6.1.3 (1)	Executive Employment Agreement with Darryl Delwo dated March 15, 2020
6.2	Agreements relating to the acquisition of 2020 Resources LLC and 2020 Resources (Canada) LTD.
6.2.1 (1)	Securities Purchase Agreement with 2020 Resources Holdings LLC dated September 16, 2020
6.3 (1)	Digital Offering Engagement Letter
6.3.1 (1)	Agent’s Warrant
6.3.1a (2)	Agent’s Warrant (Amended)
6.3.1b (3)	Agent’s Warrant (Amended)
6.4 (1)	Prime Trust, LLC Escrow Agreement
6.5	Mineral Leases
6.5.1 (1)	ML-49927-OBA as amended
6.5.2 (1)	ML-49579-OBA
6.5.3 (1)	ML-51705-OBA
6.6 (1)	Agreement with JP Morgan Chase Bank
6.7 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.8 (5)	Invoice Purchase and Sale Agreement with Alterna Capital Solutions, LLC
6.9 (5)	Debt Satisfaction Agreement with KF Business Ventures LP
6.10 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.11 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.12 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.13 (5)	Loan with Lendspark Corporation
6.14 (6)	Form of Convertible Note
6.15 (6)	Sale of Future Receivables Agreement with Libertas Funding, LLC dated October 23, 2023
6.16 (6)	Sale of Future Receivables Agreement with Libertas Funding, LLC dated January 11, 2024
6.17 (6)	Sale of Future Receivables Agreement with Libertas Funding, LLC dated January 18, 2024
8 (6)	Escrow Agreement, as amended

11.4*	Consent of Auditor to Sky Quarry Inc

99.1 (5)	Audit Committee Charter
99.2 (5)	Compensation, Nomination, and Corporate Governance Committee Charter
99.3 (5)	Health, Safety and Environment Committee Charter
99.4 (5)	Company Code of Business Conduct and Ethics

*Filed herewith.

(1)Incorporated by reference from our Offering Statement on Form 1-A filed with the Commission on July 7, 2021.

(2)Incorporated by reference from our Post-Effective Amendment No. 1 to the Offering Statement on Form 1-A filed with the Commission on November 15, 2021.

(3)Incorporated by reference from our Post-Effective Amendment No. 2 to the Offering Statement on Form 1-A filed with the Commission on November 16, 2021.

(4)Incorporated by reference from our Post-Effective Amendment No. 3 to the Offering Statement on Form 1-A filed with the Commission on January 3, 2022.

(5)Incorporated by reference from our Semiannual Report to the Offering Statement on Form 1-SA/A filed with the Commission on November 21, 2023.

(6)Incorporated by reference from our Offering Statement on Form 1-A, as amended, originally filed with the Commission on December 20, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woods Cross, State of Utah, on May 7, 2024.

Sky Quarry Inc.,
a Delaware corporation

Dated: May 7, 2024	/s/ David Sealock
By: David Sealock
Its: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: May 7, 2024	/s/ David Sealock
David Sealock, Chief Executive Officer, Director

Dated: May 7, 2024	/s/ Darryl Delwo
Darryl Delwo, Vice President of Finance